UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road
Jimei District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into Material Definitive Agreements

On March 19, 2024, Pop Culture Group Co., Ltd. (the “Company”) entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with three purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 1,500,000 Class A ordinary shares of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $2.86 per share, and for an aggregate purchase price of $4,290,000 (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-266130), initially filed with the U.S. Securities and Exchange Commission on July 14, 2022 and declared effective on November 18, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on March 19, 2024. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $4,290,000 from the issuance and sale of the Shares and expects the settlement thereof to occur in accordance with the terms of the Subscription Agreements. The closing of the transactions contemplated by the Subscription Agreements took place on March 21, 2024, in accordance with Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Form of Subscription Agreement
23.2	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: March 21, 2024	By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

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